VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg,
          Senior Assistant Chief Accountant

Re:	Donegal Group Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 14, 2011 File Number: 000-15341
Dear Mr. Rosenberg:
     The purpose of this letter is to provide a response on behalf of Donegal Group Inc., or the Company, to the additional comment we received during a telephone conversation on September 9, 2011 between Kei Nakada of the Commission and John W. Kauffman of this office with respect to the Company’s August 26, 2011 response to the Commission’s July 19, 2011 comment letter.
     The Company advises the staff that the Company will include in its future filings with the Commission information substantially similar to the information the Company included in its response dated August 26, 2011 to Comment No. 1 to the SEC’s comment letter dated July 19, 2011.
     In addition, the Company is submitting via EDGAR a statement acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

Securities and Exchange Commission

September 12, 2011

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (215) 979-1234 to discuss any further questions or concerns.
Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher
FWD:am

cc:	Donald H. Nikolaus Jeffrey D. Miller

Statement of Donegal Group Inc.
     In connection with the comment response letter dated September 12, 2011, Donegal Group Inc. (the “Company”) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DONEGAL GROUP INC.
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller,
Senior Vice President and Chief Financial Officer

Date: September 12, 2011